

16021601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
AUG 03 2016
Washington DC 412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10877 Wilshire Blvd., 12th Floor
(No. and Street)

Los Angeles (City) CA (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Carroll 310 943-4990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
2016 JUL -3 PM 3:34
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


American LegalNet, Inc.
www.FormsWorkFlow.com

OATH OR AFFIRMATION

I, Michael Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



DOREEN VERLEE HOOD
COMMONWEALTH
REGISTRATION NO.
7606797
MY COMM. EXPIRES
11/30/2018
OF VIRGINIA
NOTARY PUBLIC

Signature

CFO

Title

3-10-16

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Triton Pacific Securities, LLC

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2015

Contents

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 – Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Triton Pacific Securities, LLC
Los Angeles, CA 90024

I have audited the accompanying statement of financial condition of Triton Pacific Securities, LLC
(the "Company"), a Delaware corporation, as of December 31, 2015 and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elizabeth Tractenberg, CPA
Rockling, CA
March 4, 2016

Triton Pacific Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$ 99,178
Commissions receivable	12,207
Due from affiliates	666
Prepaid expenses	21,280
Total Assets	133,331
Fixed Assets, at cost, net of accumulated depreciation of $1,031	9,005
Total assets	**$ 142,336**

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 51,161
Commissions payable	9,200
Due to affiliates	13,009
Total liabilities	73,370
Members' Equity	68,966
Total Liabilities and Members' Equity	**$ 142,336**

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Loss
For the Year Ended December 31, 2015

Revenue	
Commissions and fees	$ 398,367
Total revenue	$ 398,367
Operating Expenses	
Commission expense	305,550
Depreciation Expense	1,067
Insurance	2,605
Office expense	36,740
Outside services	66,203
Professional fees	3,225
Regulatory fees	21,232
Rent	13,949
Salaries and wages	712,657
Telephone	4,445
Other general and administrative expenses	34,923
Total operating expenses	1,202,596
Reimbursement from affiliate	446,236
Net loss before income tax provision	(357,993)
Income tax provision	800
Net loss	$ (358,793)

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

Balance, December 31, 2014	$	176,122
Capital contribution		251,637
Net Income (Loss)		(358,793)
Balance, December 31, 2015	$	68,966

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:		
Net loss	$	(358,793)
Depreciation		1,067
Changes in operating assets and liabilities:		
Commission receivable		11,593
Prepaid expenses		(11,079)
Deposits		3,370
Accounts payable and accrued expenses		40,804
Commissions payable		(9,490)
Net cash used in operating activities		(322,528)
Cash Flows for Investing Activities:		
Purchase of fixed assets		(10,036)
Disposal of fixed assets		857
Net cash used by investing activities		(9,179)
Cash Flows from Financing Activities:		
Due to Affiliates		117,159
Capital contribution		251,637
Net cash flows provided by financing activities		368,796
Net increase in cash		37,089
Cash at beginning of year		62,089
Cash at end of year	$	99,178
Supplemental Information		
Interest paid	$	-
Income taxes paid	$	2,345

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2015

Note 1 – Organization and Nature of Business

Triton Pacific Securities, LLC (the "Company") was organized in Delaware as a Limited Liability Company on January 6, 2006 under the name TP Securities, LLC. In 2007, the Company changed its name to Triton Pacific Securities, LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer:

- Private placement of securities
- Distribution of Business Development Companies

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of Triton Pacific Securities, LLC.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determined.

Income Taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

Note 2 – Significant Accounting Policies (Continued)

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examination by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Depreciation – Is provided on a straight-line basis using estimated useful lives of five to ten years.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Note 3 - Fair Value (Continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

	Level 1	Level 2	Level 3	Total
Cash	$99,178	$ -	$ -	$99,178

Note 4 – Related Party

The Company has entered into an expense sharing agreement with Triton Pacific Capital Partners, LLC ("TPCP"). The Company and TPCP have common shareholders. Rent and general overhead are allocated between the two companies.

During 2015, the Company paid approximately $10,800 to TPCP as rent and other expenses. Approximately $13,457 was due to TPCP and other affiliated companies on December 31, 2015.

Effective July 1, the Company entered into and Expense Reimbursement Agreement with Triton Pacific Adviser ("TPA"), an affiliated registered investment adviser. TPA is the Adviser to Triton Pacific Investment Corporation, Inc., a registered investment company structured as a business development company. The Company is the Dealer Manager for this current offering. Pursuant to this Expense Reimbursement Agreement, TPA has agreed to reimburse up to 100% of the operating expenses of the Company. For the year ended December 31, 2015, $446,236 was reimbursed to the Company under this agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $35,008 which was $30,008 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.10 to 1.

Note 6 – Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2015, the Company recorded the minimum liability company income tax of $800.

Note 7– Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k) (2) (i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8 – Leasing Arrangements

The Company leases office space under an expense sharing agreement (see Note 4) and under a temporary agreement for space in San Diego, which expired February 28, 2015. Rent expenses for the year ended December 31, 2015 totaled $13,949.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through March 4, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Triton Pacific Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2015

Member's capital		$ 68,966
Less: Non-allowable assets:		
Commissions receivable net of payable	3,007	
Due from affiliates	666	
Prepaid expenses	21,280	
Other assets	9,005	33,958
Net capital		$ 35,008
Computation of net capital requirements		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness		$ 4,891
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above)		$ 5,000
Excess net capital		$ 30,008
Computation of aggregate indebtedness		
Total liabilities		$ 73,370
Aggregate indebtedness to net capital		2.10

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2015.

Triton Pacific Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Triton Pacific Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Members
Triton Pacific Securities, LLC

I have reviewed management's statements, included in the accompanying Triton Pacific Securities, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.



Elizabeth Tractenberg, CPA
Rocklin, CA
March 4, 2016

Triton Pacific
Securities, LLC

February 18, 2016

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Triton Pacific Securities, LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the period January 1, 2015 to December 31, 2015.

Sincerely,



CFO



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

July 29, 2016

Triton Pacific Securities, LLC
10800 Midlothian Turnpike, Ste. 128
Richmond, VA 23235

8-67262

Dear Registrant:

Paragraph (d) of Rule 17a-5 under the Securities Exchange Act of 1934 ("Act") requires every broker or dealer registered with the Commission pursuant to Section 15 of the Act to file an audited annual report of financial condition on a calendar or fiscal year basis. Paragraph (d) of Rule 17a-5 requires the audited annual report to be filed with the Commission not more than 60 days after the broker or dealer's fiscal or calendar year end.

A review of our database indicates that we do not have a record of receipt of an audited report since your 12/31/14 fiscal or calendar year end. Therefore, in order to comply with the requirements of Rule 17a-5, it will be necessary for you to submit the annual audited report for the ***12/31/15 calendar or fiscal year*** to the Commission. . If you have a record of receipt by the Commission of this filing, please send copies of the documentation **along with a copy of the annual audited report** to the following address:

Carol Y. Charnock, Regulation Specialist
Securities & Exchange Commission
Division of Trading & Markets
100 F St., NE, Mail Stop 7010
Washington, DC 20549

If you have any questions concerning the audit requirements, please consult Rule 17a-5. Thank you for your prompt attention to this matter.

Sincerely,

Carol Y. Charnock
Regulation Specialist
(202)551-5542
charnockc@sec.gov



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

July 29, 2016

Secure Planning, Inc.
42 Middle St.
Portsmouth,, NH 03801

8-49737

Dear Registrant:

Paragraph (d) of Rule 17a-5 under the Securities Exchange Act of 1934 ("Act") requires every broker or dealer registered with the Commission pursuant to Section 15 of the Act to file an audited annual report of financial condition on a calendar or fiscal year basis. Paragraph (d) of Rule 17a-5 requires the audited annual report to be filed with the Commission not more than 60 days after the broker or dealer's fiscal or calendar year end.

A review of our database indicates that we do not have a record of receipt of an audited report since your 12/31/14 fiscal or calendar year end. Therefore, in order to comply with the requirements of Rule 17a-5, it will be necessary for you to submit the annual audited report for the ***12/31/15 calendar or fiscal year*** to the Commission. . If you have a record of receipt by the Commission of this filing, please send copies of the documentation **along with a copy of the annual audited report** to the following address:

Carol Y. Charnock, Regulation Specialist
Securities & Exchange Commission
Division of Trading & Markets
100 F St., NE, Mail Stop 7010
Washington, DC 20549

If you have any questions concerning the audit requirements, please consult Rule 17a-5. Thank you for your prompt attention to this matter.

Sincerely,

Carol Y. Charnock

Carol Y. Charnock
Regulation Specialist
(202)551-5542
charnockc@sec.gov

Proof of Delivery

Close Window

Dear Customer,

This notice serves as proof of delivery for the shipment listed below.

Tracking Number:	1Z9R98E20195314188
Service:	UPS NEXT DAY AIR
Delivered On:	02/24/2016 10:17 A.M.
Delivered To:	100 F ST NE WASHINGTON, DC, US 20549
Received By:	WILLIS
Left At:	Inside Delivery

Thank you for giving us this opportunity to serve you.

Sincerely,

UPS

Tracking results provided by UPS: 08/02/2016 11:15 A.M. ET

Print This Page

Close Window


NISHIPPERS
THE SHIPPING COMPANY THAT WORKS FOR YOU.™

INVOICE DETAIL

			TRANSPORT SERVICE	WITHOUT DISCOUNT	EARNED DISCOUNT
Air Waybill	1Z9R98E20195314188	**SENDER**	Freight	$33.00	$32.36
Pickup Date	02-23-2016	Secure Planning, Inc	Fuel Surcharge	$0.99	$0.97
Carrier	UPS	Danielle Grondin			
Service Level	UPS Next Day AirÛ	42 Middle Street			
Pieces	1	PORTSMOUTH, NH 03801 US	**Subtotal**	**$33.99**	**$33.33**
Weight	0 LB				
Zone	Zone:104	**RECEIVER**			
Description	Shipment	United States S.E.C.			
		Scott Follin			
		100 F Street			
		WASHINGTON, DC 20549 US			
		Attn:			